Mail Stop 4561

June 17, 2009

Sundaresan Raja
Principal Executive Officer
Airbee Wireless, Inc.
9400 Key West Avenue, Suite 100
Rockville, Maryland 20850-3322

>   **Re: Airbee Wireless, Inc.**
>   **Form 10-Q for the quarterly period ended September 30, 2008**
>   **Filed on November 19, 2008**
>   **File No. 000-50918**

Dear Mr. Raja:

We have reviewed your response letter dated May 6, 2009 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 11, 2008.

Form 10-Q for the quarterly period ended September 30, 2008

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 10. Debt, page 12

1. We note your response to prior comment No. 4. Explain why you believe it is appropriate to record a gain in connection with this transaction instead of recording this amount as a capital transaction. Cite the accounting guidance you relied upon.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief